UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
March 16, 2017

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

ICC Holdings, Inc.

File No. 333-214081 - CF#34384

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        ICC Holdings, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 filed on October 13, 2016, as amended.

        Based on representations by ICC Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 10.8	through December 31, 2019
Exhibit 10.9	through December 31, 2019
Exhibit 10.10	through December 31, 2019
Exhibit 10.11	through December 31, 2019
Exhibit 10.12	through December 31, 2019
Exhibit 10.13	through December 31, 2019

        For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary